                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027





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                       COOPER CAMERON CORPORATION SAVINGS
                      INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                                                   Page

Unaudited Financial Statements

Statement of Changes in Net Assets Available for Benefits            1
 with Fund Information

Signature                                                            2

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Statement of Changes in Net Assets Available for Benefits           (Unaudited)
                                                                      Savings
                                                                   & Investment
                                                                       Plan
                                                                        004
                                                                   ------------
Additions:
             Employer Contributions
             less prior year accrual
             plus current year accrual                                24,597
                                                                    --------
             Employer Contributions
             Participant Contributions                                62,135
                                                                    --------
             Total Contributions                                      86,732

             Net Investment gain (loss) from CCC
               Master Trust for Defined Contribution Plans           (18,198)
                                                                    --------
Total Additions:                                                      68,534

Deductions:
             Benefit Payments                                        (43,086)
             Fees and Expenses                                        (1,584)
                                                                    --------
                                                                     (44,670)
Other Changes in net assets:
             Net Asset Additions & Withdrawals (Transfers)                 -
Net Increase (decrease)                                               23,864

Net assets available for benefits:
             Beginning of period (py audit reports)                  840,879
                                                                    --------
             End of period                                           864,743
                                                                    ========

                                                                               1

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                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


COOPER CAMERON CORPORATION SAVINGS
INVESTMENT PLAN FOR HOURLY EMPLOYEES


/s/ Jane L. Crowder
-----------------------------------------
By: Jane L. Crowder
    Member of the Plan Administration
    Committee


Date:  June 28, 2002

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